June 4, 2015

The Board of Directors
Jiayuan.com International Ltd.
15/F, Anhua Development Building
No. 35 Anding Road
Chaoyang District, Beijing, China

Dear Sirs:

Reference is made to the non-binding preliminary proposal made by Vast Profit Holdings Limited, a company incorporated under the laws of the Cayman Islands (“VPHL”, “we” or "us"), on March 3, 2015 (the “Original Proposal”), pursuant to which we proposed to acquire all of the outstanding shares of Jiayuan.com International Ltd. (the “Company”) not already owned by us in a going private transaction (the “Acquisition”) at US$5.37 per American Depositary Share (“ADS”), or US$3.58 per ordinary share (each ordinary share representing 2/3 of an ADS). We currently beneficially own approximately 22% of the Company's outstanding shares.

Further to our discussion with the special committee (the “Special Committee”) of the Company’s board of directors today, we are pleased to submit this revised non-binding proposal to reaffirm our interests in the Acquisition and improve our proposed purchase price to US$7.20 per ADS, or US$4.80 per ordinary share in cash. Other terms contained in the Original Proposal remain unchanged.

We believe that our improved offer  provides a very attractive opportunity to the Company's shareholders. In addition, we are highly confident that we will be able to timely secure the financing needed for our improved offer price and are prepared to negotiate and finalize with Company all the Definitive Agreements (as defined in the Original Proposal) expeditiously. This proposal is subject to execution of the Definitive Agreements.

In closing, we would like to express our commitment to working together with the Special Committee to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned. We look forward to speaking with you.

VAST PROFIT HOLDINGS LIMITED

By:	/s/ Guodong SUN
	Name:	Guodong SUN
	Title:	Director

[Proposal Letter Signature Page]